KBRA KROLL BOND RATING AGENCY

# KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

## EXHIBIT 4: Organizational Structure

# Legal Structure Chart


**KBRA Holdings, LLC**
Delaware Corporation
Formed April 2010
**Kroll Bond Rating Agency, LLC**
Delaware Corporation
Predecessor in interest (LACE Financial Corp.) formed February 1984
**Kroll Bond Rating Agency International Limited (dba KBRA International)**
Irish Private Company Limited by Shares
Formed March 2017
**New York Office**
**Pennsylvania Office**
**Maryland Office**
**Kroll Bond Rating Agency Europe Limited (dba KBRA Europe)**
Irish Private Company Limited by Shares
Formed March 2017
**Kroll Bond Rating Agency UK Limited (dba KBRA UK)**
England & Wales Private Company Limited by Shares
Formed September 2017

# SENIOR LEADERSHIP


Jules Kroll
Chairman
Jim Nadler
President & CEO
Kate Kennedy
Senior Managing Director
Business Development
Kevin Blaney
Senior Managing Director
Business Development
Dana Bunting
Senior Managing Director
Business Development
Van Hesser
Chief Strategist
Business Development
Mark Baker
Senior Advisor
Ira Powell
COO
Mauricio Noe
Senior Managing Director
Head of Europe
Angela Liang
General Counsel
Deborah Mayer
Controller
Dana Zohar
Head of Human Resources
Murray Markowitz(1)
Chief Compliance Officer
Bill Wright
Chief Technology Officer
William Cox
Global Head of Corporate, Financial and Government Ratings
Eric Thompson
Senior Managing Director
Structured Finance Ratings

(1) Also reports directly to the NRSRO Board of Directors

# ANALYST LEADERSHIP TEAM

- **Ira Powell**, Chief Operating Officer
  - **Eric Thompson**, Senior Managing Director, Structured Finance Ratings
    - **Eric Hudson**, Senior Managing Director, Structured Credit | CLOs
    - **Rosemary Kelley**, Senior Managing Director, ABS
    - **Jack Kahan**, Senior Managing Director, RMBS
    - **Nitin Bhasin**, Senior Managing Director, CMBS Ratings
    - **Keith Kockenmeister**, Senior Managing Director, CMBS Ratings
  - **Patrick Welch**, Chief Credit Officer, Credit Policy
  - **Leonard Giltman**, Senior Managing Director, Ratings General
  - **William Cox**, Global Head of Corporate, Financial, and Government Ratings
    - **Joan Feldbaum-Vidra**, Managing Director, Sovereigns
    - **Andrew Giudici**, Senior Managing Director, Corporates | Project Finance | Infrastructure
    - **Marjan Riggi**, Senior Managing Director, Head of Aviation, Transportation and Commercial Finance
    - **Karen Daly**, Senior Managing Director, Public Finance | Financial Guaranty
    - **Joe Scott**, Managing Director, Financial Institutions
    - **Pramit Sheth**, Managing Director, Funds
    - **Donna Halverstadt**, Managing Director, Insurance